UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

McorpCX, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

582576104

(CUSIP Number)

Peter Loretto
350-6165 HWY 17
Delta, British Columbia
Canada V4K 5B8
(604) 644-2910

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

February 2, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)
[x]            Rule 13d-1(c)
☐            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE:  This Schedule 13G is filed further to the Schedule 13D filed by the Reporting Person originally on July 3, 2013 and amended on February 7, 2014 to (i) reflect the further acquisition of 100,000 shares of the Issuer by the Reporting Person, and (ii) confirm that the securities referred to in this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer.

CUSIP No. 582576104	13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Loretto
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,425,000
	6.	SHARED VOTING POWER 18,262
	7.	SOLE DISPOSITIVE POWER 1,425,000
	8.	SHARED DISPOSITIVE POWER 18,262

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,443,262
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☑
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.07%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 582576104	13G	Page 2 of 4 Pages

Item 1.

(a)	Name of Issuer McorpCX, Inc.

(b)	Address of Issuer's Principal Executive Offices McorpCX, Inc. 201 Spear Streeet, Suite 1100 San Francisco, CA, 94105

Item 2.

(a)	Name of Person Filing Peter Loretto

(b)	Address of the Principal Office or, if none, residence 350-6165 HWY 17 Delta, BC, V4K5B8

(c)	Citizenship Canadian

(d)	Title of Class of Securities Common Stock, no par value ("Common Stock")

(e)	CUSIP Number 582576104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 582576104	13G	Page 3 of 4 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,443,262

(b)	Percent of class: 7.07%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 1,425,000

	(ii)	Shared power to vote or to direct the vote 18,262

	(iii)	Sole power to dispose or to direct the disposition of 1,425,000

	(iv)	Shared power to dispose or to direct the disposition of 18,262

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. 582576104	13G	Page 4 of 4 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2016
Date

/s/ PETER LORETTO
Signature

Peter Loretto
Name/Title